भारतीय स्टेट बैंक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

[redacted]

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

t
Cama Marg,

दूरभाष/Telephone: (022) 2288 3888

06010455

FILE NO. 82-4524

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/[illegible]7 दिनांक / Date : 16-01-2006

RECEIVED JAN 23 2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : REVIEW OF RESULTS FOR THE QUARTER ENDED 31st December, 2005.
CENTRAL BOARD'S MEETING ON 28-01-2006
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/165 dated the January 13, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

dw 1/25

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021

A meeting of the Central Board of the Bank will be held on the 28th January 2006 at Mumbai to take on record the working results of the Bank for the quarter ended 31st December 2005.

Mumbai
Date:

A. K. PURWAR
CHAIRMAN